

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Via E-mail
Vipin Garg
President and Chief Executive Officer
Neos Therapeutics, Inc.
2940 N. Highway 360
Grand Prairie, TX 75050

      Re: Neos Therapeutics, Inc.
              Draft Registration Statement on Form S-1
              Submitted April 27, 2015
              CIK No. 0001467652

Dear Mr. Garg:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus summary
Overview, page 1

1. Please explain here and in the first page of your Business discussion the meaning of a PDUFA goal date.

2. Where you reference your patent estate in the second paragraph of this section, please disclose the extent to which you developed it internally or acquired or licensed it from third parties. If you acquired or licensed all or a portion of your intellectual property, please identify the sellers or licensors and describe the material terms of the relevant agreements in your Business section. You should also file these agreements as exhibits to your registration statement. In that regard we note that disclosure on page F-19 indicates an acquisition of intellectual property.

Our product candidates and currently marketed product, page 2

3. Please explain here that the Section 505(b)(2) regulatory approval pathway is an abbreviated one that enables you to conduct fewer clinical trials by relying on data obtained by third-parties in connection with a previously approved drug.

4. Please note here that you submitted a New Drug Application for NT-0202 in December 2012, that the FDA issued you a Discipline Review Letter identifying deficiencies in the NDA in May 2013 and that the FDA issued a Complete Response Letter in September 2013, which meant that the FDA could not approve the NDA in its present form.

Risk Factors
Risks Related to Commercialization
"If we fail to produce our product or product candidates in the volumes that we require on a timely basis . . .," page 24

5. We note your disclosure that you are dependent on third-party single suppliers for the active pharmaceutical ingredients for your product and product candidates. Please identify these suppliers in the risk factor and provide the material terms of your agreements with them in your Business discussion. You should also file these agreements as exhibits. Alternatively, if you believe that these agreements are not material and that you are not substantially dependent upon these suppliers, please provide us with an analysis explaining your position.

Risks Related to Our Business and Financial Position
"If we fail to maintain an effective system of internal control over financial reporting . . .," page 37

6. Please explain in this risk factor and wherever else applicable in your registration statement why your independent registered public accounting firm did not complete its audit of your internal controls over financial reporting. Describe in detail the two significant deficiencies your auditors identified during this uncompleted audit and the remedial actions you are taking.

Risks Related to Our Intellectual Property
"Our drug development strategy relies heavily upon the 505(b)(2) regulatory approval pathway, . . . ," page 41

7. To illustrate the material risk, please expand the disclosure to discuss the patent infringement lawsuit filed against you by Shire LLC and briefly explain the terms of the settlement and associated license agreement you subsequently entered into with Shire LLC.

Risks Related to Our Common Stock and this Offering
General

8. Please include a risk factor that addresses the limitations placed on your shareholders in seeking legal recourse by the exclusive forum provision included in your amended and restated certificate of incorporation.

9. Please include a risk factor that addresses that you have never declared or paid any dividends on your capital stock and that you do not anticipate doing so in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation Expense, page 71

10. Please revise disclosures to include the valuation methodology applied and the nature of the material assumptions involved to estimate the fair value of your common stock. You may cross-reference to the extent that this, or other material information relevant to share-based compensation, is provided elsewhere in the prospectus.

11. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business
Our Product Candidates and Currently Marketed Product
NT-0102 Phase 3 classroom efficacy and safety trial, page 82

12. Please explain what you mean by statistical significance and state the threshold p-value used to determine it.

NT-0202: Amphetamine XR-ODT for the treatment of ADHD, page 83

13. Please describe the chemistry, manufacturing and control deficiencies identified in the Discipline Review Letter and the additional requirements for data requested in the Complete Response Letter.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Inventories, page F-8

14. Please tell us if your inventory lots are identical and interchangeable, and what consideration was given to ASC 330-10-30-10 and 11 when choosing your inventory cost method.

Product Returns, page F-9

15. You refer to "wholesalers" and "the distributor" (or "Company's distributor") herein, under "net product sales" and under "wholesaler chargebacks" and elsewhere in the filing. Please clarify throughout the filing distinction between "wholesalers" and "the distributor" (or Company's distributor"). In this regard, also tell us why reserves were recorded for "wholesalers" but not for "the distributor" for product held as a result of the reclassification of generic Tussionex to a Schedule II controlled substance.

Other Comments

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

17. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

18. We note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

19. We further note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that we will forward you comments to this application, if any, under separate cover.

You may contact Christine Torney at (202) 551-3652 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Bloom, Esq.
        Joseph C. Theis, Jr., Esq.
        Goodwin Procter LLP
        Exchange Place
        53 State Street
        Boston, MA 02109